Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-23016
Supplemental Response dated May 25, 2007

Dear Ms. Sifford:

We have reviewed your comments on Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2006 and 10-Q for the quarter ended March 31, 2007 and our responses are attached below. Medifast is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any future correspondence to my personal fax number (410) 504-8179.

Sincerely,

Michael S. McDevitt Chief Executive Officer and Chief Financial Officer

Form 10-K filed March 16, 2007 General

1.
Your response letter dated May 25, 2007, refers to changes you have made to your Form 10-K. We note that such an amended Form 10-K has not as yet been filed. Please note that accounting comments will not be cleared until all outstanding accounting comments have been resolved and an amendment has been filed.

The Company will be filing an amended 10-K once all comments and amendments have been reviewed and cleared by the Securities and Exchange Commission. We feel that multiple amended 10-K/A’s would be confusing to investors.

2.	Please confirm to us that your auditor has performed additional accounting procedures relative to all changes that you are making to your financial statements and footnotes.

Our auditors, Bagell, Josephs, Levine, LLC, performed additional accounting procedures for all changes to footnotes as outlined in the previous comment letter.

Management's Discussion and Analysis..., page 13

2006 Comparison with 2005, page 13

Revenue, page 13

3.
We note your response to prior comment 1 in our letter dated April 26, 2007. As an exhibit to your response, you provided a table detailing sales for 2006 that includes a sales total on page 17 of $80,861,926. Yet your financial statements indicate that sales totaled $74,086,000. Likewise, your table for 2005 indicates a sales total on page 24 of $42,140,749, yet your financial statements indicate that sales totaled $40,129,000. Please explain these apparent discrepancies. You also include additional information for 2006 on page 18 and for 2005 on pages 25 and 26. Explain how this additional information relates to the other tables and how these additional numbers together with the other tables reconcile to your financial statements.

Below please find a reconciliation of our sales figures to the 10-K amounts of $74,086,000 in 2006 and $40,129,000 in 2005. It should be noted that CCS sales and expenses were included in the Jason Pharmaceuticals, Inc. income statements previously provided. They have been broken out in the table below. The reconciliation includes the information previously provided on pages 17, 18, 25, and 26. The tables are as follows:

	2006
	Jason Pharm.	Jason Properties	Elimination	Subtotal	CCS	Total	Revenue reported Page 17	Difference
Sales
Product Sales		2,021,000				2,021,000
Program sales		1,552,000				1,552,000
Royalty income		108,000	(108,000)			0
Hi-Energy Sales	21,000					21,000
Sales	77,046,000				57,000.00	77,103,000
Sunrise Sales	255,000					255,000
Hi-Energy Discounts	(18,000)					(18,000)
Medifast Discounts	(3,212,000)					(3,212,000)
TSFL Discounts	(424,000)					(424,000)
CCS Sales Discounts and Allowances					(1,000)	(1,000)
Product Returns & Allowances		(237,000)				(237,000)
Program Returns & Allowances		(357,000)				(357,000)
Medifast Returns & Allowances	(2,664,000)					(2,664,000)
TSFL Returns & Allowances	47,000					47,000
Net Sales	71,051,000	3,087,000	(108,000)		56,000	74,086,000

Total Sales	77,322,000	3,681,000	(108,000)	80,895,000	57,000	80,952,000	80,861,926	33,074
Discounts, Returns and Allowances	(6,271,000)	(594,000)	0	(6,865,000)	(1,000)	(6,866,000)		immaterial
Reported Net Sales	71,051,000	3,087,000	(108,000)	74,030,000	56,000	74,086,000

	2005
	Jason Pharm.	Jason Properties	Elimination	Subtotal	CCS	Total	Revenue reported Page 24	Diff.
Sales
Product Sales		850,000				850,000
Program sales		772,000				772,000
Licensee income		9,000				9,000
Royalty income		113,000	(113,000)			0
International Sales	1,000					1,000
Sales	40,357,000		(50,000)		1,979,000	42,286,000
Sunrise Sales	300,000					300,000
Medifast Discounts	(1,315,000)					(1,315,000)
TSFL Discounts	(118,000)					(118,000)
CCS Sales Discounts and Allowances					(1,021,000)	(1,021,000)
Product Returns & Allowances		(142,000)				(142,000)
Program Returns & Allowances		(248,000)				(248,000)
Medifast Returns & Allowances	(1,245,000)					(1,245,000)
TSFL Returns & Allowances						0
Net Sales	37,980,000	1,354,000	(163,000)	39,171,000	958,000	40,129,000

Total Sales	40,658,000	1,744,000	(163,000)	42,239,000	1,979,000	44,218,000	42,140,749	98,251
Total Discounts, Returns and Allowances	(2,678,000)	(390,000)	0	(3,068,000)	(1,021,000)	(4,089,000)		immaterial
Reported Net Sales	37,980,000	1,354,000	(163,000)	39,171,000	958,000	40,129,000

Quantitative and Qualitative Disclosures About Market Risk

4.
We note your response to prior comment 9 in our letter dated April 26, 2007. Your proposed disclosure fails to comply with the requirements of Regulation S--K, Item 305. You must provide the tabular presentation, sensitivity analysis, or value at risk disclosures contemplated by our rules.

We have amended our disclosure to include a sensitivity analysis to comply with the requirements of Regulation S-K, Item 305. The disclosure is as follows:

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and a decline in the stock market. The Company does not enter into derivatives, foreign exchange transactions for trading or speculative purposes. The Company has limited exposure to market risks related to changes in interest rates. The principal risks of loss arising from adverse changes in market rates and prices to which the Company is exposed relate to interest rates on debt. Since nearly all of our debt is variable rate based, any changes in market interest rates will cause an equal change in our net interest expense. At December 31, 2006, there was $4 million of variable interest loans outstanding which is subject to interest rate risk. Interest rates on our variable rate loans ranged from 7.1% to 7.85% for the year ended December 31, 2006. Each 100 basis point increase in the bank’s LIBOR rates relative to these borrowings would impact interest expense by $40,000 over a 12-month period.

Consolidated Statements of Income, page 24

5.	Reclassify the loss on sale of CCS to income from operations. Refer to SFAS 144, paragraph 45;

We have revised our statement of income to include the loss on sale of CCS within income from operations in the amended Form 10-K/A per SFAS 144, paragraph 45. The revised statement of income is as follows:

MEDIFAST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,

	2006	2005	2004

Net Revenue	$74,086,000	$40,129,000	$27,340,000
Cost of sales	(18,237,000)	(10,161,000)	(6,746,000)
Gross profit	55,849,000	29,968,000	20,594,000

Selling, general, and administration	(48,593,000)	(25,894,000)	(17,590,000)

Income from operations	7,256,000	4,074,000	3,004,000

Other income (expense):
Interest expense	(369,000)	(317,000)	(245,000)
Interest income	175,000	158,000	154,000
Other income (expense)	276,000	15,000	(7,000)
	82,000	(144,000)	(98,000)

Income before provision for income taxes	7,338,000	3,930,000	2,906,000
Provision for income taxes	(2,256,000)	(1,203,000)	(1,159,000)

Net income	5,082,000	2,727,000	1,747,000

Less: Preferred stock dividend requirement	-	(291,000)	(18,000)

Net income attributable to common shareholders	$5,082,000	$2,436,000	$1,729,000

Basic earnings per share	$0.40	$0.20	$0.16
Diluted earnings per share	$0.38	$0.19	$0.14

Weighted average shares outstanding -
Basic	12,699,066	12,258,734	10,832,360
Diluted	13,482,894	12,780,959	12,413,424

The accompanying notes are an integral part of these consolidated financial statements

Note 2 - Summary of Significant Accounting Policies, page 29

6.
Your returns policy within your revenue recognition policy is unclear. You state that "refunds are recorded as a reduction of revenue when paid" but then discuss the estimated returns that you accrue. These ideas appear to conflict. Clarify whether you estimate returns when revenue is recorded, or whether you recognize returns only when the related revenue is collected. If you estimate returns when revenue is recorded and make subsequent adjustments when the revenue is collected, state as such

We have amended our disclosure in Form 10-K/A to correctly disclose how the Company accounts for our revenues. The disclosure is as follows:

Revenue Recognition

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments, returns and other potential adjustments upon shipment and passing of risk to the customer and when estimates of are reasonably determinable, collection is reasonably assured, and the Company has no further performance obligations.

7.
We note your response to prior comment 13 and are unable to agree with your conclusions. With regard to CCS and Medifast Weight Control Centers, it appears that you believe that SFAS 131 allows for operating segments not meeting certain quantitative thresholds to be reported together with other operating segments. We refer you to paragraphs 18 to 24 of SFAS 131. Specifically, paragraph 21 requires that information about other business activities and operating segments that are not reportable be combined and disclosed in an "all other" category. SFAS 131 does not contemplate reporting information for operating segments that do not meet the quantitative thresholds described in paragraph 18 with those operating segments that do meet the quantitative thresholds. Please revise your financial statements and MD&A accordingly.

We have amended our MD&A and added Footnote 16 below to conform to the requirements of SFAS 131, paragraph 21. The Segment Results of Operations to be included in MD&A and footnote 16 “Business Segments” are below:

SEGMENT RESULTS OF OPERATIONS

	Net Sales by Segment as of December 31,

	2006		2005		2004
Segments	Sales	% of Total	Sales	% of Total	Sales	% of Total

Medifast	71,049,000	96%	37,980,000	95%	25,686,000	94%
All Other	3,147,000	4%	2,311,000	6%	1,654,000	6%
Eliminations	(110,000)	0%	(162,000)	0%	-
Total Sales	74,086,000	100%	40,129,000	100%	27,340,000	100%

2006 vs. 2005

Medifast Segment: The Medifast reporting segment consists of the sales of Medifast Direct, Take Shape for Life, and Doctors and Clinics. As this represents the majority of our business this is referenced to the “Consolidated Results of Operations” management discussion for 2006 vs. 2005 above.

All Other Segment: The All Other reporting segment consists of the sales of Hi-Energy and Medifast Weight Control Centers. Sales increased by $836,000 year-over year as a result of an increase in Hi-Energy and Medifast Weight Control Centers sales of $1,736,000. This was offset by a decrease in Consumer Choice Systems sales of $900,000 as the division was sold in January of 2006. The increase in the Hi-Energy and Medifast Weight Control Center sales were due to spending increases for advertising, increased advertising effectiveness, improved closing rates on walk-in sales, as well as the hiring of more experienced clinic operators to manage the clinics. In addition, new programs were developed that extended the lifetime value of each customer.

2005 vs. 2004

Medifast Segment: The Medifast reporting segment consists of the sales of Medifast Direct, Take Shape for Life, and Doctors and Clinics. As this represents the majority of our business this is referenced to the “Consolidated Results of Operations” management discussion for 2005 vs. 2004 above.

All Other Segment: The All Other reporting segment consists of the sales of Hi-Energy Weight Control Centers. Sales increased year-over-year by $657,000 due to a $1,197,000 increase in Hi-Energy Weight Control Clinic sales. This was offset by a $540,000 decrease in Consumer Choice Systems sales. The increase in Hi Energy sales was as a result of the clinics being start-ups in 2004. Additional clinics were opened in late 2004 and throughout 2005 which led to the increased sales growth. Consumer Choice Systems sales decreased due to heavy product returns from large retail pharmacies to which the Women’s Well Being products were being distributed. The largest sales-volume product was reformulated which led to heavy returns of all the existing products on the retail shelves with the old formula.

	Net Profit by Segment as of December 31,

	2006		2005		2004
Segments	Profit	% of Total	Profit	% of Total	Profit	% of Total

Medifast	6,578,000	129%	4,665,000	192%	3,463,000	200%
All Other	(1,386,000)	-27%	(2,067,000)	-85%	(1,734,000)	-100%
Eliminations	(110,000)	-2%	(162,000)	-7%	-
Total Sales	5,082,000	100%	2,436,000	100%	1,729,000	100%

2006 vs. 2005

Medifast Segment: The Medifast reporting segment consists of the profits of Medifast Direct, Take Shape for Life, and Doctors and Clinics. As this represents the majority of our business this is referenced to the “Consolidated Results of Operations” management discussion for 2006 vs. 2005 above. See footnote 16, “Business Segments” for a detailed breakout of expenses.

All Other Segment: The All Other reporting segment consists of the losses of Hi-Energy and Medifast Weight Control Centers, Consumer Choice Systems, and corporate expenses related to the parent company operations. Year-over-year, the loss in the All Other segment improved by $681,000. The sale of Consumer Choice Systems in January of 2006 had the largest impact as it led to a $489,000 increase in income as compared to 2005. In addition, decreased selling, general, and administrative expenses of the Corporate operation, which includes auditors fees, attorneys fees, board of director expenses, investor relations, corporate consulting, education and training, and corporate outings, led to improvement of $186,000. The Hi-Energy and Medifast Weight Control Centers showed an immaterial improvement year-over-year due to expenses associated with expanding the clinic model. See footnote 16, “Business Segments” for a detailed breakout of expenses.

2005 vs. 2004

Medifast Segment: The Medifast reporting segment consists of the profits of Medifast Direct, Take Shape for Life, and Doctors and Clinics. As this represents the majority of our business this is referenced to the “Consolidated Results of Operations” management discussion for 2006 vs. 2005 above. See footnote 16, “Business Segments” for a detailed breakout of expenses.

All Other Segment: The All Other reporting segment consists of the losses of Hi-Energy Weight Control Centers, Consumer Choice Systems, and corporate expenses related to the parent company operations. Year-over-year, the loss in the All Other segment increased by $333,000. The primary reason for the increased loss was attributed to parent company operations and Consumer Choice Systems which had increased losses combining to approximately $704,000. Corporate expenses increased due to the increased scale of the business in 2005 vs. 2004. Consumer Choice Systems profits fell due to heavy product returns from large retail pharmacies to which the Women’s Well Being products were being distributed. The largest sales-volume product was reformulated which led to heavy returns of all the existing products on the retail shelves with the old formula. The increased losses were offset by improvement in the Hi-Energy Weight Control Clinic loss. In 2004, the entity was a start-up entity that had minimal sales in relation to the expenses incurred to improve operations of the clinics. See footnote 16, “Business Segments” for a detailed breakout of expenses.

16.	Business Segments

Operating segments are components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker about how to allocate resources and in assessing performance. The Company has two reportable operating segments: Medifast and All Other. The Medifast reporting segment consists of the following distribution channels: Medifast Direct, Take Shape for Life, and Doctors and Clinics. The All Other reporting segments consist of Hi-Energy and Medifast Weight Control Centers, the Company’s parent company operations, as well as the Consumer Choice Systems, Inc. division which was sold in January of 2006.

The accounting policies of the segments are the same as those of the Company. The presentation and allocation of assets, liabilities and results of operations may not reflect the actual economic costs of the segments as stand-alone businesses. If a different basis of allocation were utilized, the relative contributions of the segments might differ, but management believes that the relative trends in segments would likely not be impacted.

The following tables present segment information for the years ended December 31, 2006, 2005, and 2004:

	Year Ended December 31, 2006
	Medifast	All Other	Eliminations	Consolidated

Revenues, net	71,049,000	3,147,000	(110,000)	74,086,000
Cost of Sales	17,724,000	513,000		18,237,000
Other Selling, General and Adminstrative Expenses	42,418,000	3,503,000		45,921,000
Depreciation and Amortization	1,936,000	460,000		2,396,000
Interest (net)	146,000	48,000		194,000
Provision for income taxes	2,247,000	9,000		2,256,000
Net income (loss)	6,578,000	(1,386,000)	(110,000)	5,082,000

Segment Assets	21,978,000	14,949,000		36,927,000

	Year Ended December 31, 2005
	Medifast	All Other	Eliminations	Consolidated

Revenues, net	37,980,000	2,311,000	(162,000)	40,129,000
Cost of Sales	9,012,000	1,149,000		10,161,000
Other Selling, General and Adminstrative Expenses	21,846,000	2,583,000		24,429,000
Depreciation and Amortization	1,104,000	637,000		1,741,000
Interest (net)	184,000	(25,000)		159,000
Provision for income taxes	1,169,000	34,000		1,203,000
Net income (loss)	4,665,000	(2,067,000)	(162,000)	2,436,000

Segment Assets	15,985,000	14,560,000		30,545,000

	Year Ended December 31, 2004
	Medifast	All Other	Eliminations	Consolidated

Revenues, net	25,686,000	1,654,000		27,340,000
Cost of Sales	6,292,000	454,000		6,746,000
Other Selling, General and Adminstrative Expenses	14,020,000	2,385,000		16,405,000
Depreciation and Amortization	662,000	548,000		1,210,000
Interest (net)	112,000	(21,000)		91,000
Provision for income taxes	1,137,000	22,000		1,159,000
Net income (loss)	3,463,000	(1,734,000)		1,729,000

Segment Assets	12,978,000	12,990,000		25,968,000

8.
Prior comment 13 requested that you provide to us a copy of the financial reports that you provided to your chief operating decision maker ("CODM") for the years ended December 31, 2006 and 2005. Please confirm that the financial statements you have provided for Jason Pharmaceuticals, Inc., and Jason Properties, Inc. represent all of the financial reports provided to your CODM, or forward to us the remaining reports.

The financial statements provided to prior comment 13 represent all the financial statements provided to our CODM. The statements included the sales and expenses of all our support networks including Medifast Direct, Physician and Clinic Sales, Take Shape for Life, Medifast Weight Control Centers, and Consumer Choice Systems (sold in January 2006). These are the statements the CODM uses to make decisions about the allocation of resources as well as to access the performance of the support networks.

9.
Your revised disclosure as presented in response to prior comments 15 and 16 appears to be inconsistent. For example, in response to comment 15, you indicate that goodwill and other intangible assets are tested annually for impairment in the fourth quarter. Then, in response to comment 16, you eliminate the language "in the fourth quarter." Please provide draft comprehensive revised disclosure in response to our prior comments as well as to our additional comments included immediately below.

We have amended our disclosure to correct the omission of our goodwill and intangible assets being tested annually for impairment “in the fourth quarter.” The disclosure is as follows:

In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks, patents, and copyrights. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period of 5 and 7 years based on management’s best estimate of the expected benefits to be consumed or otherwise used up. The costs of patents and copyrights are amortized over 5 and 7 years based on their estimated useful life and trademarks, which represent brands with an infinite life, are carried at cost and tested annually for impairment as outlined below. Goodwill and other intangible assets are tested annually for impairment in the fourth quarter, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Company assesses the recoverability of its goodwill and other intangible assets by comparing the projected undiscounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

10.
Your revised disclosure in response to prior comments 15 and 16 indicates that goodwill and other intangible assets are assessed by comparing the projected discounted net cash flows to carrying amounts. However, SFAS 142 requires that intangible assets subject to amortization be reviewed for impairment in accordance with SFAS 144, which states that the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Revise your accounting and disclosure accordingly.

We note that per paragraph 7 of SFAS 144 that the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the eventual disposition of the asset. We note that when assessing the impairment of our long-lived assets we correctly use undiscounted cash flows in our analysis. The word “discounted” in our disclosure was a typo. We have revised our disclosure as follows:

In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks, patents, and copyrights. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period of 5 years based on management’s best estimate of the expected benefits to be consumed or otherwise used up. The costs of patents and copyrights are amortized over 5 and 7 years based on their estimated useful life and trademarks, which represent brands with an infinite life, are carried at cost and tested annually for impairment as outlined below. Goodwill and other intangible assets are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Company assesses the recoverability of its goodwill and other intangible assets by comparing the projected undiscounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

11.
Your response to prior comment 16 addresses our request to indicate the life over which trademarks and patents are being amortized by stating that patents are amortized over their estimated useful life and that trademarks are not being amortized. This response is insufficient. Revise your disclosure to clearly state the range of years over which the finite lived assets are being amortized. We reissue prior comment 16.

In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks, patents, and copyrights. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period of 5 and 7 years based on management’s best estimate of the expected benefits to be consumed or otherwise used up. The costs of patents and copyrights are amortized over 5 and 7 years based on their estimated useful life, while trademarks representing brands with an infinite life, are carried at cost and tested annually for impairment as outlined below. Goodwill and other intangible assets are tested annually in the fourth quarter for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Company assesses the recoverability of its goodwill and other intangible assets by comparing the projected undiscounted net cash flows associated with the related asset, over their remaining lives, in comparison to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Note 7 — Trademarks and Intangibles

12.
Amend your chart in Note 7 to separate finite-lived and infinite-lived assets in the "trademarks and patents" line. Additionally, supplementally support your position that your trademarks are infinite-lived. We note that trademarks lacking a history of longevity cannot generally be assumed to have infinite lives.

We have amended our chart in Note 7 to separate finite-lived and infinite-lived assets in the “trademarks and patents” line. Our infinite lived assets represent brands that the Company currently sells. In applying SFAS 142, Appendix A, example 7 the Company notes that the trademarks are renewable every 10 years at little cost. In addition, the Company assesses competition, the current weight loss market, as well as brand extension opportunities when evaluating the future cash flow of the trademark. Based on past and expected future cash flow trends the trademark is deemed to have an indefinite useful life as it is expected to contribute to cash flows indefinitely.

In performing our analysis of customer lists in comment #13 below, we note that acquired copyrights with a carrying amount of $759,000 and accumulated amortization of $67,000 were incorrectly included in the customer list total below. The copyrights have an estimated useful life of 7 years based on management’s review of market trends and expected use of the copyrighted materials. The amounts have been reclassed below. The “Trademarks and patents” line item have been changed to “Trademarks, patents, and copyrights.”

The footnote disclosure is as follows:

	As of December 31, 2006		As of December 31, 2005

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Customer lists	$5,587,000	$1,569,000	$4,514,000	$873,000
Non-compete agreements	840,000	840,000	840,000	566,000
Trademarks, patents, and copyrights
finite life	1,557,000	210,000	762,000	121,000
infinite life	909,000	-	1,059,000	-
Goodwill	-		894,000	-

Total	$8,893,000	$2,619,000	$8,069,000	$1,560,000

Amortization expense for the years ended December 31, 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Customer lists	$899,000	$479,000	$244,000
Non-compete agreements	340,000	369,000	162,000
Trademarks, patents, and copyrights	85,000	58,000	-

Total trademarks and intangibles	$1,324,000	$906,000	$406,000

On January 17, 2006 the Consumer Choice Systems division of the Company was sold which included the sale of
$1,601,000 in gross intangible assets and $265,000 in accumulated amortization.

13.
We note your response to prior comment 18 and do not believe that it sufficiently addresses our concerns. Explain to us how a 5-year life for customer lists was determined. Tell us whether these assets are amortized on a straight-line basis and, if so support that decision. Tell us the age of each list that you currently own and the converted-to-sale percentage rate for each list over each of the five years 2002 to 2006.

Please see the table below for an explanation of how the useful life of each our customer lists was estimated. In reviewing our customer list amortization schedule, we noted that one customer list is being amortized over 7 years. The rationale is described in the table below. We have amended the following disclosure to correct the lives over which customer lists are being amortized.

In addition, the Company has acquired other intangible assets, which include: customer lists, non-compete agreements, trademarks, patents, and copyrights. The non-compete agreements are being amortized over the legal life of the agreements ranging between 3 to 7 years. The customer lists are being amortized over a period of 5 and 7 years based on management’s best estimate of the expected benefits to be consumed or otherwise used up.
.

Please see the table below for the age of each list as well as the converted-to-sale percentage rate for each list that the ratio is applicable:

Conversion to Sale %
		2002	2003	2004	2005	2006
Customer List	Date Acquired

Customer List 1	December 2004				6%	5%
Customer List 2	December 2006					N/A

Customer List 3	November 2003		N/A	N/A	N/A	N/A
Customer List 4	December 2003		N/A	N/A	N/A	N/A
Customer List 5	October 2002		N/A	N/A	N/A	N/A

Customer List #1 and Customer list #2 are the Company’s largest customer lists that are used in our direct mailing and web remarketing advertising in the Medifast Direct network. In 2005, the Company considered customer list #1 to have an indefinite useful life. The Company followed SFAS 142, paragraph 11 that stated "If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of and intangible asset to a reporting entity, the asset shall be considered to be indefinite." Direct mailing campaigns were a new form of advertising to the Company and we assumed an indefinite life. After obtaining a year of data, which included accessing the future undiscounted cash flows and conversion-to-sale percentage of the lists in order to estimate the useful life of the intangible asset, the Company decided that the customer list should be amortized over a 5 year life. Beginning in Q1 of 2006, the Company began amortizing customer list #1 over a 5 year life based on the above-average conversion to sale percentage on the list compared to the industry standard of 1-2% as well as the estimated future undiscounted cash flows expected to exceed the carrying value of the asset for a period of 5 years. On an annual basis, the Company tests for impairment to ensure that the future undiscounted cash flows exceed the carrying value of the customer list. Per SFAS 142 paragraph 12, the straight line method is used to amortize customer lists as the pattern in which the economic benefits of the customer list are consumed or otherwise used up cannot be reliably determined. All our lists are used throughout the year therefore straight line best amortizes customer lists over their useful lives.

Customer List #3 relates to the customer list obtained from our purchase of Hi-Energy Weight Control Centers in November of 2003. The list is being amortized over 5 years based on the estimated cash flows that the Company would receive over a period of 5 years. The Company has 3 years of historical data and the 5 year amortization period has proven to be a good estimated life based on our annual impairment test.

Customer List #4 relates to a customer list obtained when we acquired a printing operation in Q4 of 2003. The list is tested annually for impairment by testing undiscounted future cash flows received from customers on the list to the carrying value of the customer list. The list was originally amortized over 5 years beginning in Q1 of 2004. In 2005, the list was considered impaired and the carrying value was adjusted as the Company started to decrease its outsourced printing operation. The list was amortized throughout 2006 and was fully amortized as of December 31, 2006.

Customer List #5 relates to a customer list acquired when the Company acquired Take Shape for Life in Q4 of 2002. The list is being amortized over 7 years straight-line. The 7 year life is attributed to the long-term nature of distributors in a direct selling company such as Take Shape for Life. Many of the same leaders that we acquired in 2002 remain with the Company and have been increasing Company cash flows yearly. The list is tested for impairment by testing undiscounted cash flows from all the distributors and customers acquired in Q4 of 2002 to the carrying value of the intangible asset.

14.	Explain to us why you amortized customer lists during the quarters of 2006 as follows and how these numbers reconcile to your response to prior comment 18.

First Quarter:	$419,000
Second Quarter:	$178.000
Third Quarter:	$179,000
Fourth Quarter:	$190,000

In the first quarter of 2006, customer list #1 referenced in comment #13 was deemed to be impaired per SFAS 144 and the Company adjusted the fair value by $350,000 which resulted in the increased amortization expense during the quarter. The Company tested for impairment in the fourth quarter of 2005, but the list was not deemed impaired as it had a very strong converted-to-sale percentage of 6% during 2005 as compared to industry average of 1-2%. During our remarketing mailings in the first quarter of 2006, the conversion-to-sale percentage showed a slight downward trend of approximately 1% in the conversion to sale percentage, therefore the Company reduced the fair value. During the remainder of the year, customer lists #1, #3, and #4 were amortized over 5 years and customer list #5 was amortized over 7 years. In addition, an immaterial amount of amortization expense relating to copyrights that were reclassified out of customer lists in comment #12 above were included in the 2006 amortization expense figure. The amount was reclassified in comment #12 above and total customer list amortization expense for 2006 is properly stated at $899,000.

Form 10-K (Amendment No.1) filed May 2, 2007

Directors. Executive Officers, and Corporate Governance. page 4

15.
Amend your filing to state the nature of the family relationships among Bradley T. MacDonald, Michael C. MacDonald, and Margaret MacDonald: and between Michael J. McDevitt and Michael S. McDevitt. Also disclose any other family relationships that exist between any director, executive officer, or person nominated or chosen by you to become a director or executive officer. If the individuals above with common surnames are not related, clarify this fact in your filing. Refer to the requirements of Regulation S-K, Item 401(d).

Bradley T. MacDonald, age 59, is the Chairman of the Board of Medifast, Inc.   Mr. MacDonald has been Chairman of the Board of Medifast, Inc. since January 1998 and was also Chief Executive officer until March of 2007.  He was the principal architect of the turnaround of Medifast and formulated the “Direct to Consumer” business models that are the primary drivers of Revenue to this day. He also was the co-founder of Take Shape for Life and acquired the Clinic operations in 2002. During his time as CEO, he managed the company to 29 consecutive quarters of profits and improved shareholders equity from negative $4 million to over $27 million in less than seven years. He also increased the Company’s market cap from less than $1 million to over $100 million and listed the company on the NYSE. In 2006, Mr. MacDonald received the prestigious and audited Ernst and Young award of “Entrepreneur of the Year” for the state of Maryland in the consumer products category.  Also, he helped lead the Company to national recognition in Forbes Magazine ranking Medifast 28th of the top 200 small companies in America. Mr. MacDonald was previously employed by the Company as its Chief Executive Officer from September 1996 to August 1997. From 1991 through 1994, Colonel MacDonald returned to active duty to be Deputy Director and Chief Financial Officer of the Retail, Food, Hospitality and Recreation Businesses for the United States Marine Corps.  Prior thereto, Mr. MacDonald served as Chief Operating Officer of the Bonneau Sunglass Company, President of Pennsylvania Optical Co., Chairman and CEO of MacDonald and Associates, which had major financial interests in a retail drug, consumer candy, and pilot sunglass companies.  Mr. MacDonald was national president of the Marine Corps Reserve Officers Association and retired from the United States Marine Corps Reserve as a Colonel in 1997, after 27 years of service.  He has been appointed to the Defense Advisory Board for Employer Support of the Guard and Reserve (ESGR) Mr. MacDonald serves on the Board of Directors of the Wireless Accessories Group (AMEX: XWG). He also serves on the Board of Directors of the Marine Corps Reserve Toys for Tots Foundation and is on the Board of Trustees of Villa Julie College of Stevenson, Maryland and the Institute of Notre Dame, the oldest Catholic girl’s urban high school in Maryland, located in Baltimore. Mr. MacDonald is the father of Margaret MacDonald who performs the role of President and Chief Operating Officer of Medifast, Inc. Mr. Michael C. MacDonald is the brother of Mr. Bradley T. MacDonald.

Michael J. McDevitt, age 58, is a retired FBI Special Agent with over 29 years of government service with the United States Marine Corps and the FBI. He had attained Senior Executive status within the FBI's Investigative Technology Branch and is currently providing consulting services, focusing on physical threat and risk assessments and conducting specialized training for law enforcement and US Government entities. Mr. McDevitt is the father of Michael S. McDevitt who performs the role of Chief Executive Officer and Chief Financial Officer at Medifast, Inc.

Form 10-Q filed May 10, 2007

General

16.	Amend your Form 10-Q to comply with all applicable comments issued on your Form 10-K.

All changes related to applicable comments on the Form 10-K will be reflected on our next 10-Q to be filed on August 9, 2007 as well as all future quarterly and annual filings.

17.	Revise your filing to include a signature section. Refer to the instructions to Form 10-Q.

A signature section will be included on our next 10-Q to be filed on August 9, 2007 as well as all future quarterly filings.

Note 4 - Goodwill and Other Intangible Assets, page 7

18.
Explain to us how you calculated amortization expense of customer lists of $182,000 for the first quarter of 2007. Based upon your response to prior comment 18, we would expect quarterly amortization of customer lists to be at least $317,000 per quarter based on 5-year straight-line amortization.

In the first quarter of 2007, all lists were amortized as described in comment #14 above. However, customer list #2 which was acquired in December of 2006 was not used until February of 2007, and sales from the mailing continued through March and April. In April of 2007, the Company had sufficient data to access the effectiveness of the list and access an appropriate estimated useful life. The first direct mailing using the new list provided a 6% conversion-to-sale percentage. Therefore, the Company feels this justifies a 5 year useful life for the same reason outlined for customer list #1 from comment #13 above. Amortization on customer list #2 therefore began on April 1, 2007. Amortization expense in the second quarter of 2007, which will be filed with the SEC on August 9, 2007, is going to be approximately $260,000 on customer lists.

Management's Discussion and Analysis, page 12

19.
Amend your document to explain why selling, general and administrative expenses increased by $1,474,000 or 13%. Your current disclosure omits any explanation of the changes in this line on your statements of income or any explanation for the decrease in income from operations.

In all future quarterly and annual filings we will include detailed explanations for increases or decreases in selling, general and administrative expenses. Our second quarter financials will be filed with the SEC on August 9, 2007 and will include a detailed explanation of selling, general, and administration expense changes for the 3 month period ended June 30, 2007 and the six month period ended June 30, 2007.